Exhibit 99.1

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

		As of September 30,	As of March 31,
	Note	2025	2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$11,128,627	$176,229,874
Accounts receivable, net	4	3,169,671	954,200
Prepayments and other assets	5	1,198,697	6,809,198
Inventories		193,922	190,242
Loan receivables	6	2,697,008	11,941,378
TOTAL CURRENT ASSETS		$18,387,925	$196,124,892

NON-CURRENT ASSETS
Advances for capital expenditures	7	175,664,545	—
Property and equipment, net	8	15,365	16,148
Intangible assets, net	9	6,852,278	7,880,154
Right of use assets		79,548	98,396
Goodwill	10	11,043,286	10,833,735
TOTAL NON-CURRENT ASSETS		$193,655,022	$18,828,433

TOTAL ASSETS		$212,042,947	$214,953,325

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	11	1,766,244	1,521,938
Contract liabilities		7,989,052	10,217,048
Taxes payable	13	218,913	33,863
Operating lease liabilities-current		41,683	40,058
Amount due to related parties	12	2,000,000	2,000,000
TOTAL CURRENT LIABILITIES		$12,015,892	$13,812,907

NON-CURRENT LIABILITIES
Operating lease liabilities-non-current		21,370	41,679
Deferred tax liabilities		1,694,747	1,947,603
TOTAL NON-CURRENT LIABILITIES		$1,716,117	$1,989,282

TOTAL LIABILITIES		$13,732,009	$15,802,189

SHAREHOLDERS’ EQUITY
Class A ordinary share (0.0001 par value, 4,500,000,000 shares authorized, 2,563,297,613 and 1,648,768,613 shares issued, 2,562,131,730 and 1,647,602,730 shares outstanding as of September 30, 2025 and March 31, 2025, respectively)	16	256,330	164,877
Class B ordinary share ($0.0001 par value, 500,000,000 shares authorized, 7,980,800 and 7,980,800 shares issued, 7,980,800 and 7,980,800 shares outstanding as of September 30, 2025 and March 31, 2025, respectively)	16	798	798
Additional paid-in capital		405,525,513	405,616,966
Treasury stock (1,165,883 shares as of September 30, 2025 and March 31, 2025, respectively)	17	(3,988,370)	(3,988,370)
Accumulated deficit		(200,179,453)	(198,903,752)
Accumulated other comprehensive loss		(3,310,944)	(3,771,374)
TOTAL SHAREHOLDERS’ EQUITY		$198,303,874	$199,119,145
Non-controlling interest		7,064	31,991
TOTAL EQUITY		$198,310,938	$199,151,136

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$212,042,947	$214,953,325

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

(Expressed in U.S. dollars, except for shares)

	For the six months ended September 30,
	2025	2024
REVENUES
Revenue	7,000,138	6,935,950
Tax and surcharges	(1,492)	(1,759)
Net Revenues	$6,998,646	$6,934,191

Cost of revenue	6,375,799	6,741,448

Gross Profit	$622,847	$192,743

OPERATING EXPENSE
General and administrative	2,060,166	733,457
Total Operating Expenses	$2,060,166	$733,457

LOSS FROM OPERATIONS	$(1,437,319)	$(540,714)

OTHER INCOME (EXPENSE)
Other income	299	30,781
Other expense	(2,940)	(3,997)
Exchange (loss) gain	(7)	7
Total Other (Expense) Income, net	$(2,648)	$26,791

LOSS BEFORE INCOME TAXES	$(1,439,967)	$(513,923)

(BENEFIT) PROVISON FOR INCOME TAXES	(138,989)	38,907

NET LOSS	(1,300,978)	(552,830)
Less: net (loss) income attributable to non-controlling interest	(25,277)	33,802
NET LOSS ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	(1,275,701)	(586,632)

OTHER COMPREHENSIVE (LOSS)
NET LOSS	(1,300,978)	(552,830)
Foreign currency translation adjustment	460,780	14,537
COMPREHENSIVE (LOSS)	$(840,198)	$(538,293)
Less: comprehensive income (loss) attributable to non-controlling interest	350	22,299
COMPREHENSIVE (LOSS) ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	$(840,548)	$(560,592)

Net (loss) earnings per share
Basic	(0.001)	(0.001)
Diluted	(0.001)	(0.001)

Weighted average shares
Basic	1,767,296,875	699,050,796
Diluted	1,767,296,875	699,050,796

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Treasury stock		Retained	Accumulated Other	Non-
	Number of		Number of		Paid-in	Number of		Earnings	Comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	(Deficit)	Income(loss)	interest	Total
April 1, 2024	430,356,043	$43,036	7,980,800	$798	$210,324,890	(1,165,883)	$(3,988,370)	$(63,926,383)	$(4,086,587)	$56,810	$138,424,194
Net (loss) income for the period	-	-	-	-	-	-	-	(586,632)	-	33,802	(552,830)
Private placement	220,000,050	22,000	-	-	62,546,014	-	-	-	-	-	62,568,014
Exercise of warrants	62,543,710	6,254	-	-	(6,254)	-	-	-	-	-	-
Business acquisition	-	-	-	-	189,524	-	-	-	-	8,214	197,738
Foreign currency Translation adjustment	-	-	-	-	-	-	-	-	26,040	(11,503)	14,537
September 30, 2024	712,899,803	$71,290	7,980,800	$798	$273,054,174	(1,165,883)	$(3,988,370)	$(64,513,015)	$(4,060,547)	$87,323	$200,651,653

April 1, 2025	1,648,768,613	$164,877	7,980,800	$798	$405,616,966	(1,165,883)	$(3,988,370)	$(198,903,752)	$(3,771,374)	$31,991	$199,151,136
Net (loss) income for the period	-	-	-	-	-	-	-	(1,275,701)	-	(25,277)	(1,300,978)
Exercise of warrants	914,529,000	91,453	-	-	(91,453)	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	460,430	350	460,780
September 30, 2025	2,563,297,613	$256,330	7,980,800	$798	$405,525,513	-1,165,883	$(3,988,370)	$(200,179,453)	$(3,310,944)	$7,064	$198,310,938

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except share data)

	For the Six Months Ended
	September 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,300,978)	$(552,830)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,224,379	16,935
(Recovery of) provision for credit losses	—	(50,000)
Reduction in the carrying amount of right-of-use assets	18,848	3,762
Deferred tax (benefit) expense	(287,471)	—
Changes in operating assets and liabilities:
Accounts receivable	(2,215,471)	(358,234)
Prepayments and other assets	5,610,501	(7,838,671)
Accounts payable	—	259,701
Accrued expenses and other current liabilities	244,306	204,286
Operating lease liabilities	(18,684)	(21,822)
Contract liabilities	(2,227,996)	3,448,242
Taxes payable	185,050	41,896
NET CASH USED IN OPERATING ACTIVITIES	$1,232,484	$(4,846,735)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid in connection with acquisition	—	$(56,250,000)
Acquisitions of property, equipment and software	(1,977)	(130,178)
Advances for capital expenditures	(175,664,545)	—
Cash loans to third parties	(2,697,008)	—
Cash received from loan repayments	11,941,378	—
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$(166,422,152)	$(56,380,178)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement	—	$62,568,014
Loan from third parties	—	4,645,463
NET CASH PROVIDED BY FINANCING ACTIVITIES	$—	$67,213,477

EFFECT OF EXCHANGE RATE CHANGE ON CASH	88,421	206,752

NET (DECREASE) INCREASE IN CASH	(165,101,247)	6,193,316

CASH AND CASH EQUIVALENTS - beginning of period	176,229,874	85,174,017
CASH AND CASH EQUIVALENTS - end of period	$11,128,627	$91,367,333

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – BUSINESS DESCRIPTION

Organization and description of business

Akso Health Group, formerly known as Xiaobai Maimai Inc., is a limited company incorporated under the laws of the Cayman Islands on April 25, 2016. Akso Health Group (“Akso Health” or the “Company”), its subsidiaries, and consolidated variable interest entities (“VIEs”) (collectively the “Company”), previously operated an online Peer to Peer (“P2P”) marketplace business and micro-lending business in the People’s Republic of China (the “PRC”). Since May 2019, the Company has ceased to issue new loans through its micro-lending business and since October 2019, the Company has ceased to conduct its P2P business. On December 30, 2020, the Company completed the disposition transaction of its P2P business.

In May 2020, the Company launched its social e-commerce platform to offer high-quality and affordable branded products through collaboration with online and offline merchants. In addition, the Company is in the process of developing a new business as a cancer therapy and radiotherapy oncology service provider with operations in the U.S. The Company plans to open 2 vaccine research centers and 100 radiation oncology centers to be located on the east coast serving cancer patients in need of varying stages of treatment, including specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other cancer related treatment services. On December 3, 2021, the shareholders approved the Company’s plan to change its name to “Akso Health Group”. In January 2022, three centers were established in US and the Company started its business of sales of medical devices in US market. In April 2022, the Company started its sales of medical devices in China market through its subsidiary Qingdao Akso Health Management Co., Ltd. In May 2023, the Company disposed its social E-commerce business and would focus on healthcare business in the future. On April 15, 2024, the Company, through its wholly owned subsidiary Tianjin Akso Enterprise Management Co., Ltd. acquired 50% equity interests in Tianjin Wangyi Cloud Technology Co., Ltd, and exploring its business in the field of clinic and Internet hospital, and in June and December 2024, the Company acquired the remaining 50% equity interests of Tianjin Wangyi Cloud Technology Co., Ltd. from minority shareholders, the acquisition closed on December 10, 2024. Since April 2024, the Company also started its provision of marketing promotion service business in the field of car insurance industry.

As of September 30, 2025, the Company’s principal subsidiaries are as follows:

	Date of incorporation / acquisition	Place of incorporation	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
We Health Limited (“We Health”)	July 8, 2021	New York	100%	Investment holding
Akso Medical Cloud Limited (“Akso Medical Cloud”)	November 15, 2023	BVI	100%	Investment holding
We Healthy Limited (“We Healthy”)	December 15, 2021	Hong Kong	51%	Investment holding
Akso Medi-care Limited (“Akso Medi-care”)	December 4, 2023	Hong Kong	100%	Investment holding
Akso Remote Medical Consultation Center Inc. (“Akso Remote Medical”)	January 3, 2022	Wyoming	100%	Provision of health treatment services
Akso Online MediTech Co., Ltd. (“Akso Online MediTech”)	January 4, 2022	Wyoming	100%	Sales of medical devices
Akso First Health Treatment Center Inc. (“Akso First Health”)	January 4, 2022	Massachusetts	100%	Provision of health treatment services
Tianjin Akso Enterprise Management Co., Limited. (Wholly Owned Foreign Enterprise,“WOFE”, “Tianjin Akso”)	January 16, 2024	PRC	100%	Provision of consultancy support
Qindao Akso Health Management Co., Limited (“Qingdao Akso”)	January 26, 2022	PRC	51%	Provision of health treatment services
Tianjin Wangyi Cloud Technology Co., Ltd.	April 15, 2024	PRC	100%	Provision of marketing promotion service
Tianjin Deyihui Internet Hospital Co., Ltd. (“Deyihui Hospital”)	April 15, 2024	PRC	100%	Provision of health treatment services
Deyihui (Tianjin) Comprehensive Outpatient Department Co., Ltd (formerly known as Tianjin Deyihui Clinic Co., Ltd. (“Deyihui Tianjin”)	April 15, 2024	PRC	100%	Provision of health treatment services

NOTE 2 - GOING CONCERN

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As indicated therein, the Company had cash and cash equivalents of approximately $11.1 million as of September 30, 2025. The net loss of approximately $1.3 million and the net cash used in investing activities of US$166.4 million for the six months then ended are primarily attributable to the Company’s deliberate and significant strategic investment in building its Internet Hospital business platform, a key initiative for its long-term growth. The accumulated deficit reflects the Company’s investment phase in these strategic areas.

Management believes that the Company’s capital resources are currently sufficient to maintain its business operations and meet its working capital requirements for at least the next twelve months. This belief is based on an evaluation of its available cash balance, projected operational needs, and the committed financial support available from its controlling shareholder.

The unaudited condensed consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. Certain prior year balances in the unaudited condensed consolidated statements of operations and comprehensive (loss) and cash flows have been reclassified to the current year’s presentation.

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, and entities controlled by the Company and its subsidiaries for which the Company is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Uses of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include estimates and judgments applied in allocation of revenue with various performance obligations, allowance for accounts receivable, impairment on long-term investments, impairment on intangible assets, valuation allowance for deferred tax assets and allowance for loans receivable and other receivable.

Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurement or assumptions that market participants would use when pricing the asset or liability.

The Company follows the provisions of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, receivables, prepayments and other assets, loan principal and interest receivable, approximate their fair value based on the short-term maturity of these instruments. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2025, 2024 and 2023.

The Company’s long-term investments consist of equity securities and available-for-sale investments. For long-term investments without readily determinable fair value, the Company is not able to estimate fair value, hence, the Company uses the cost minus impairment method as alternative.

Revenue recognition

In February 2022, the Company started its business in the US market for the sale of medical devices. In May 2020, the Company launched its social e-commerce platform and built collaboration with domestic mainstream E-commerce marketplaces, which was discontinued in fiscal year 2023 and disposed in May 2023. The Company provides recommendation services by referring certain interested users to those marketplaces for high-quality and affordable branded products. Prior to business transformation, the Company through its P2P business offered online consumer lending-related service in fiscal year 2020, which was discontinued in fiscal year 2021 and disposed on December 30, 2020. The Company presents value added taxes (“VAT”) as a reduction of revenues.

Revenues generated are accounted under Accounting Standards Update (ASU) 2014-09, “Revenue from contracts with Customers” (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

●	Sales of medical devices

Since February 2022, through its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in US market. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

Since April 2022, through its subsidiary Qingdao Akso engaged in the sales of medical devices such as cardioverter-defibrillators and anesthesia laryngoscope in the market of China. Qingdao Akso purchased devices in quantity and distributes products primarily to medical products dealers or end-users. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business

●	Marketing promotion service

Since April 2024, through its subsidiary Tianjin Wangyi Cloud Technology Co., Ltd, the Company engaged in providing marketing promotion service to insurance broker agencies. The main source of revenue is marketing promotion service fee directly from the insurance broker agencies. The service fee rate paid by the insurance broker agencies shall be based on the terms specified in the service contract with the insurance broker agencies. The Company determines that the insurance broker agencies are its customer in these agreements. Marketing promotion service revenue for the commission earned is recognized at a point in time when the Company has fulfilled its performance obligation. This occurs when the signed insurance policy is in place and the premium is collected by the insurance carriers from the insured.

●	Disaggregation of revenue

	For Six Months Ended September 30,
	2025	2024

Revenue
Revenue from sales of medical devices	$—	$415,020
Revenue from marketing promotion service	7,000,138	6,520,930
Total revenues	7,000,138	6,935,950
Tax and surcharges	(1,492)	(1,759)
Net Revenues	$6,998,646	$6,934,191

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, unrestricted demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Accounts receivable and allowance for credit losses

Accounts receivable are mainly receivables from sales of medical devices business and marketing promotion service business, which are stated at the historical carrying amount net of allowance for credit losses. The Company establishes an allowance for credit losses receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected. Beginning on April 1, 2020, the Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes a specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. As of September 30, 2025 and March 31, 2025, the allowance for credit losses was US$7,670,556 and US$7,720,556, respectively. For the six months ended September 30, 2025 and 2024, the Company made an allowance of US$ nil and a recovery of US$50,000 for credit losses, respectively.

Inventories

Inventories are comprised of finished goods, which are defibrillators and anesthesia laryngoscope, and are stated at the lower of cost or net realizable value using first in first out (FIFO) method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of September 30, 2025 and March 31, 2025, the Company determined that no allowance was necessary.

Property and equipment, net

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives:

Category	Useful life
Office equipment	3-5 years

The Company eliminates the cost and related accumulated depreciation and amortization of assets sold or otherwise retired from the accounts and includes any gains or losses from disposal of property, equipment, and software in other income. The Company charges maintenance, repairs, and minor renewals directly to expense as incurred; major additions and betterments to equipment are capitalized.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily are purchased software, patents and internet hospital license. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Estimated
useful
Category	lives
Software	5 years
Patent	10 years
License	4.4 years

Impairment of long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. For the six months ended September 30, 2025 and 2024, the amount of impairment loss the Company recognized were US$ nil and US$ nil, respectively.

Advertising and promotion expenses

The Company recognizes its advertising and promotion expenses as sales and marketing expense. Advertising expenses represent expenses for placing advertisements on television, radio and in newspapers, as well as on internet websites and search engines. Advertising and promotion costs are expensed as incurred. For the six months ended September 30, 2025 and 2024, the advertising and promotion expenses were US$ nil and US$ nil, respectively.

Employee benefit

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses recorded in operating expenses, which were expensed as incurred, were approximately US$ 27,155 and US$8,562 for the six months ended September 30, 2025 and 2024, respectively.

Lease

Upon the adoption of FASB ASC 842 on April 1, 2019 using the modified retrospective method, the Company determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, in the Company’s unaudited condensed consolidated balance sheets. The Company does not have any finance leases as of the adoption date or September 30, 2025.

ROU represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its unaudited condensed consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its unaudited condensed consolidated statements of operations and comprehensive (loss). The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as single lease component.

Contract liabilities

Contract liabilities are presented as advances from customers in the unaudited condensed consolidated balance sheets, which primarily represent the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration in advance. The consideration received remains a contract liability until goods or services have been provided to the customers. Due to the generally short-term duration of the relevant contracts, the obligations are satisfied within one year.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it might be impaired.

The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. Fair value is estimated by the Company using the income approach which is based on the present value of the estimated future cash flows that the reporting unit is expected to generate over its remaining life. Cash flow projections were based on the Company’s estimates of revenue growth rates, profitability, and the discount rate. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. There is one reporting unit in the Company and no impairment loss of goodwill was recognized for the six months ended September 30, 2025.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations (Note 14).

Treasury stock

Treasury stock represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired shares are recorded as treasury stock. The cost of treasury stock is transferred to “additional paid-in capital” when it is re-issued for the purpose of share options exercised and share awards.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely that some portion or all of the net deferred tax asset will not be realized. For the six months ended September 30, 2025 and 2024, the Company provided a full valuation allowance on the net deferred tax assets.

The Company may be subject to challenges from taxing authorities regarding the amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions. Management determines whether the benefits of its tax positions are more-likely-than-not of being sustained upon audit based on the technical merits of the tax position. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Noncontrolling interests

Noncontrolling interest consists of 49% of the equity interest of We Healthy held by other investors. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the unaudited condensed consolidated statement of operations as an allocation of the total income or loss for the period between non-controlling interest holders and the shareholders of the Company.

As of September 30, 2025 and March 31, 2025, noncontrolling interest consist of the following:

	As of
	September 30	March 31
	2025	2025

We Healthy	$7,064	$31,991

Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires public companies with capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributed to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currency translation

The functional currency of the Company is United States Dollar. The Company’s subsidiaries with operations in mainland China, the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”), the United States generally use their respective local currencies as their functional currencies. The Company’s financial statements have been translated into the reporting currency, the United States Dollar (“USD”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average exchange rate during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Transactions denominated in currencies other than functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in “other income (expense)” in the consolidated statements of operations and comprehensive income. The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that any RMB amounts could have been, or could be, converted, realized or settled into USD at the rates used in translation.

Spot exchange rates and average exchange rates were used in the translation of the unaudited condensed consolidated financial statements.

	For the
	Six Months Ended
	September 30,
	2025	2024
US Exchange Rate
Period-end RMB	7.1190	7.0176
Period average RMB	7.1947	7.2023

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to US$782,677 and US$95,982 as of September 30, 2025 and March 31, 2025, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable, loan receivables, other receivables and prepayments and other assets. As of September 30, 2025, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located worldwide, including mainland China mainland, Hong Kong and Unite State. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of RMB 500,000 (approximately US$ 70,235) at each bank. As of September 30, 2025, the total amount not covered by issuance in the PRC was US$ 686,061. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately US$64,356) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2025, no cash balance maintained at financial institutions in Hong Kong was subject to credit risk. In the US, the insurance coverage of each bank is US$250,000. As of September 30, 2025, no cash balance maintained at financial institutions in US was subject to credit risk. If the financial institutions could become insolvent, the Company could lose some or all of the value of its investments. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Customer concentration risk

For the six months ended September 30, 2025, four customers accounted for 24.0%, 19.6%, 17.1% and 11.6% of the Company’s total revenues. For the six months ended September 30, 2024, two customers accounted for 69.2% and 18.0% of the Company’s total revenues.

As of September 30, 2025, three customers accounted for 46.2%, 23.6% and 16.9% of the Company’s accounts receivable. As of March 31, 2025, two customers accounted for 76.9% and 16.5% of the Company’s account receivable.

Vendor concentration risk

For the six months ended September 30, 2025, one vendor accounted for 100.0% of the Company’s marketing promotion business. For the six months ended September 30, 2024, two vendors accounted for 75.9% and 18.1% of the Company’s marketing promotion business.

There was no vendor of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts payable as of September 30,2025 and March 31, 2025, respectively.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company operates as a single reportable segment as defined by ASC 280, with the Chief Operating Decision Maker (CODM), identified as the Chief Executive Officer, reviewing consolidated results for the purpose of allocating resources and assessing performance. For the six months ended September 30, 2025 and 2024, the operating expenses related to the reporting operation were US$2,060,166 and US$ 733,457, respectively.

Recently adopted accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures. This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027.

The Company is reviewing the impact of these accounting pronouncements but does not currently expect the adoption of these standards to have a material impact on its consolidated financial statement.

Note 4 – ACCOUNTS RECEIVABLE, NET

	As of	As of
	September 30,	March 31,
	2025	2025

Accounts receivable	$10,840,227	$8,624,756
Less: allowance for credit losses	(7,670,556)	(7,670,556)
Accounts receivable, net	$3,169,671	$954,200

The following table represent the movement of the allowance for credit losses:

	For the Six Months Ended September 30,
	2025	2024
Balance at the beginning of the period	$7,670,556	$7,770,556
(Recovery of) additions charged to credit losses	—	(50,000)
Balance at the end of the period	$7,670,556	$7,720,556

Note 5 – PREPAYMENTS AND OTHER ASSETS, NET

	As of	As of
	September 30,	March 31,
	2025	2025

Prepayments to suppliers and others	$1,205,120	$6,815,621
Less: allowance	(6,423)	(6,423)
Prepayments and other assets, net	$1,198,697	$6,809,198

Note 6 – LOAN RECEIVABLES

	As of	As of
	September 30,	March 31,
	2025	2025

Loan receivables	$2,697,008	$11,941,378
Less: allowance for uncollectible loan receivables	—	—
Loan receivables, net	$2,697,008	$11,941,378

As of September 30, 2025, the balance of loan receivable represents loans issued to one third party through the Company’s subsidiary. The loan term was one year with an annual interest of 1%. As of March 31, 2025, the balance of loan receivable represents loans issued to four third parties through the Company’s subsidiary. The loan term for each loan was one year with an annual interest of 1%.

NOTE 7 – ADVANCES FOR CAPITAL EXPENDITURES

During the six months ended September 30, 2025, as part and partial of planned operation, the Company made strategic advance payments for the development of systemic functional modules critical to its Internet Hospital business. These payments, which are classified as advances for capital expenditures on the unaudited condensed consolidated balance sheet, were made in accordance with the terms of the underlying agreements to secure priority development and favorable commercial terms. As of September 30, 2025 and the date of this report, the development process of all functional modules was conducted on schedule and expected to be delivered to the Company around September 2026.

NOTE 8 – PROPERTY AND EQUIPMENT, NET

As of September 30, 2025 and March 31, 2025, property and equipment, net consist of the following:

	As of	As of
	September 30,	March 31,
	2025	2025

Office equipment	$19,737	$17,760
Less: accumulated depreciation	(4,372)	(1,612)
Property and equipment, net	$15,365	$16,148

For the six months ended September 30, 2025 and 2024, the depreciation amount was US$2,760 and nil, respectively. No impairment loss was recognized for property and equipment for the six months ended September 30, 2025 and 2024, respectively.

NOTE 9 – INTANGILBE ASSETS, NET

As of September 30, 2025 and March 31, 2025, intangible assets, net consist of the following:

	As of	As of
	September 30,	March 31,
	2025	2025

Software	$138,468	$135,840
Patent	—	120,440,421
License	10,071,639	9,880,524
Total intangible assets	10,210,107	130,456,785
Less: accumulated amortization	(3,357,829)	(2,136,210)
Less: impairment	—	(120,440,421)
Intangible assets, net	$6,852,278	$7,880,154

For the six months ended September 30, 2025 and 2024, the amount of amortization was US$ 1,221,619 and US$16,935, respectively.

During the six months ended September 30, 2025, the Company wrote off fully impaired patents with a gross carrying amount of $122.8 million. These assets had previously been fully impaired and were deemed to have no future economic utility. This write-off had no impact on the Company’s net loss or shareholders’ equity.

No impairment loss of intangible assets was recognized for the six months ended September 30, 2025 and 2024, respectively.

The following table represent the movement of impairment:

	For the Six Months Ended September 30,
	2025	2024
Balance at the beginning of the period	$120,440,421	$—
Addition in the period	—	—
Foreign currency translation adjustments	2,329,631	—
Balance at the end of the period	$122,770,052	$—

NOTE 10 – GOODWILL

The following table sets forth the movement of goodwill:

	As of	As of
	September 30,	March 31,
	2025	2025

Balance at the beginning of the period	$10,833,735	$—
Addition	—	52,102,945
Goodwill allowance	—	(41,366,680)
Translation adjustment	209,551	97,470
Balance at the end of the period	$11,043,286	$10,833,735

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of September 30, 2025 and March 31, 2025, accrued expenses and other current liabilities consist of the following:

	As of	As of
	September 30,	March 31,
	2025	2025

Accrued payroll and benefits	$1,756,025	$1,511,958
Professional fees, other payable and accrued expenses	10,219	9,980
Accrued expenses and other current liabilities	$1,766,244	$1,521,938

Note 12 – RELATED PARTY BALANCES AND TRANSACTIONS

As of September 30, 2025 and March 31, 2025, amount due to related party represent a loan of US$2 million from related party, which is to be due within one year with no interest.

Note 13 – TAXES PAYABLE

	As of	As of
	September 30,	March 31,
	2025	2025

Income taxes payable	$242,878	$92,816
Other taxes (recovery) payable	(23,965)	(58,953)
Taxes payable	$218,913	$33,863

Note 14 – INCOME TAXES

Cayman Islands

Akso Health was incorporated in the Cayman Islands and is not subject to income taxes or capital gain under current laws of Cayman Islands.

Hong Kong

We Healthy Limited and Akso Medi-care Limited are investment holding companies registered in Hong Kong and exempted from income tax on its foreign-derived income.

United States

The Company’s subsidiaries established in the U.S. are incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal, 6.5% for We Health established in New York, 0% for Akso Remote Medical and Akso Online MediTech established in Wyoming and 8% for Akso First Health established in Massachusetts. All U.S. entities had no taxable income for the six months ended September 30, 2025 and 2024, respectively.

PRC

The Company’s subsidiaries established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law.

For the six months ended September 30, 2025 and 2024, income tax consists of the following:

	For the Six Months Ended September 30,
	2025	2024
Current	$148,482	$38,907
Deferred	(287,471)	—
Total	$(138,989)	$38,907

Note 15 – EARNINGS (LOSS) PER SHARE (“EPS” or “LPS”)

Basic EPS or LPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period. Diluted EPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. The following table details the outstanding shares for basic and diluted net earnings per share:

	For the Six Months Ended
	September 30,
	2025	2024

Numerator:
Net loss attributable to Akso Health Group’s shareholders	$(1,275,701)	$(586,632)

Denominator:
Weighted average number of ordinary shares outstanding-basic	1,767,296,875	699,050,796
Weighted average number of dilutive potential ordinary shares from share options	—	—
Weighted average number of ordinary shares outstanding-diluted	1,767,296,875	699,050,796
Basic loss per ordinary share	$(0.001)	$(0.001)
Diluted loss earnings per ordinary share	$(0.001)	$(0.001)

Note 16 – SHAREHOLDERS’ EQUITY

As of September 30, 2025, the Company’s issued and outstanding Class A ordinary shares, par value US$0.0001, were 2,563,297,613 and 2,562,131,730, respectively, as of March 31, 2025, the Company’s issued and outstanding Class A ordinary shares, par value US$0.0001, were 1,648,768,613 and 1,647,602,730, respectively.

As of September 30, 2025 and March 31, 2025, the Company’s issued and outstanding Class B ordinary shares, par value US$0.0001, were 7,980,800 and 7,980,800, respectively.

Private Placement

On August 9, 2021, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 6,340,000 units at a price of US$1.58 per unit, each unit consisting of three ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares with an initial exercise price of US$3.00, for an aggregate purchase price of approximately US$10.02 million (the “Offering”). On September 17, 2021, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$10.0 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $3.00, or for cash (the “Warrant Shares”). The Warrants may also be exercised on a cashless basis if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. During the year ended March 31, 2024, a total of 3,380,000 warrants (each warrant to purchase 3 ordinary shares) were exercised on cashless basis, resulting issuance of 7,098,000 ordinary shares.

On October 2, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 35,739,270 units at a price of US$0.391 per unit, each unit consisting of one ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.48875, for an aggregate purchase price of approximately US$14.0 million (the “Offering”). On October 17, 2023, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$14.0 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.48875, or approximately $1.47 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. On July 9, 2024, the warrants were exercised on cashless basis and resulting issuance of 25,017,480 ordinary shares in the year ended March 31, 2025.

On November 16, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 53,608,910 units at a price of US$0.423 per unit, each unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.52875, for an aggregate purchase price of approximately US$22.68 million (the “Offering”). On November 21, 2023, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$22.68 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.52875, or approximately $1.59 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. On July 9, 2024, the warrants were exercised on cashless basis and resulting issuance of 37,526,230 ordinary shares in the year ended March 31, 2025.

On January 17, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 160,826,730 units at a price of US$0.3317 per unit, each unit consisting of one ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.4146, for an aggregate purchase price of approximately US$53.35 million (the “Offering”). On January 26, 2024, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$53.35 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.4146, or approximately $1.2438 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. On October 8, 2024, the warrants were exercised on cashless basis and resulting issuance of 112,578,710 ordinary shares in the year ended March 31, 2025.

On March 5, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell an aggregate of 37,100,000 of its American Depositary Shares (“ADSs”) representing 111,300,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), in a registered direct offering, and warrants (“Warrants”) to purchase 222,600,000 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $49.34 million (the “Offering”).

The warrants are exercisable immediately as of the date of issuance at an exercise price of $0.4933 per ordinary share, or $1.48 per ADS and expire five years from the date of issuance. The purchase price for each ADS and the corresponding Warrants is $1.33. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed. The Company intended to use the net proceeds from the Offering for working capital and general corporate use. The Offering closed on March 7, 2024. On September 8, 2025, the warrants were exercised on cashless basis and resulting issuance of 155,820,000 ordinary shares in the six months ended September 30, 2025.

On October 24, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 361,290,000 units (the “Units”), each Unit consisting of one Class A ordinary Share of the Company, par value $0.0001 per share (“Share”) and three warrants, each to purchase one Share (“Warrant”) with an initial exercise price of $0.461, or approximately $1.383 per American depositary share of the Company (“ADS”), at a price of $0.369 per Unit for an aggregate purchase price of approximately $133.32 million (the “Offering”).

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.461, or approximately $1.383 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The Offering closed on November 4, 2024, upon the satisfaction of all of the closing conditions set forth in the SPA. On September 8, 2025, the warrants were exercised on cashless basis and resulting issuance of 758,709,000 ordinary shares in the six months ended September 30, 2025.

Warrants

As the warrants contained in the placement above are indexed to the Company’s ordinary share (and otherwise meet the requirements to be classified in equity), the Company recorded the consideration received from the issuance of the Warrants as additional paid-in capital on the Company’s consolidated balance. The Company accounts for the warrants issued in connection with the private placement in accordance with the guidance contained in ASC 815-40. The Company’s management has examined the warrants and determined that these warrants qualify for equity treatment in the Company’s financial statements.

The warrants contained in the private placements above shall expire five years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar as transactions.

As of September 30, 2025, the Company had 2,960,000 warrants outstanding to purchase 8,880,000 ordinary shares, with weighted average exercise price of $3.0 per warrant. As of March 31, 2025, the Company had 1,123,930,000 warrants outstanding to purchase 1,315,350,000 ordinary shares, with weighted average exercise price of $0.40 per warrant.

Following is a summary of the status of warrants outstanding and exercisable as of September 30, 2025 and March 31, 2025:

	August 9, 2021 warrants	March 5, 2024 warrants	November 4, 2024 warrant	Total
March 31, 2025	2,960,000	37,100,000	1,083,870,000	1,123,930,000
Issued	—	—	—	—
Exercise	—	(37,100,000)	(1,083,870,000)	(1,120,970,000)
Expired	—	—	—	—
September 30, 2025	2,960,000	—	—	2,960,000

Note 17 – TREASURY STOCK

On December 10, 2018, the Company announced that its board of directors authorized a share repurchase program under which the Company may repurchase up to US$25 million of its ordinary shares in the form of American depositary shares (“ADS”) over the next 12 months. The Company repurchased an aggregate of 1,165,883 ADSs from the open market for a total consideration of US$3,988,370, which was recorded as treasury stock.

Note 18 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into several lease for office space located in Tianjin with terms ended September 2027. As of September 30, 2025 and March 31, 2025, the Company’s lease liabilities was US$63,053 and US$81,737, respectively.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. As of September 30, 2025 and March 31, 2025, no such contingent liabilities are assessed as probable.

Note 19 – SUBSEQUENT EVENTS

The Company evaluated the subsequent event through the date of this report, and concluded that there are no material reportable subsequent events need to be disclosed.